UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39859

Kuke Music Holding Limited

Room 303
Beijing Broadcasting Tower,
No. Jia 14, Jianwaidajie
Chaoyang District, Beijing
People’s Republic of China
+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Kuke Music Holding Limited Announces Results of Annual General Meeting and Class Meeting

We, Kuke Music Holding Limited, hereby announce that our annual general meeting of shareholders and the class meeting of holders of Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) were held in Beijing, China on September 20, 2024, and each of the following proposed resolutions submitted for shareholder approval has been duly adopted at the respective meeting.

1.	as a special resolution, THAT the voting rights of the Class B Ordinary Shares be amended from each Class B Ordinary Share being entitled to ten (10) votes on all matters subject to a vote at general meetings of the Company to each Class B Ordinary Share being entitled to fifty (50) votes on all matters subject to a vote at general meetings of the Company;

2.	as an ordinary resolution, THAT the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each, comprising of 41,718,902 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and 8,281,098 Class B ordinary shares of a par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, comprising of 4,961,500,000 Class A ordinary shares of a par value of US$0.001 each and 38,500,000 Class B ordinary shares of a par value of US$0.001 each by creation of 4,919,781,098 Class A Ordinary Shares and 30,218,902 Class B Ordinary Shares; and

3.	as a special resolution, THAT subject to the passing of each of the resolutions above:

(1)	the proposed amendments to the existing second amended and restated memorandum of association and articles of association of the Company (the “Proposed Amendments”), the details of which are set out in Annex I to the notice of the annual general meeting, dated August 21, 2024 (the “Notice of AGM”), be and are hereby approved;

(2)	the third amended and restated memorandum of association and articles of association of the Company (the “New M&A”) in the form set out in Annex II to the Notice of AGM be and are hereby approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum of association and articles of association of the Company with effect from the close of the annual general meeting; and

(3)	any director and officer of the Company be and is hereby authorized to do all things necessary to effect and record the Proposed Amendments and the adoption of the New M&A.

A copy of our third amended and restated memorandum of association and articles of association is attached hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum of Association and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer
Date:	September 24, 2024

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